EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Three Months Ended March 31,
	2014	2013
Earnings:
Income (loss) before income tax expense (1)(2)	$6,651	$(27,501)
Fixed charges	27,568	22,054
Adjustment to net distributed income from equity investees	3,878	(240)
Interest capitalized	(2,840)	(2,489)
Amortization of previously capitalized interest	304	205
Non-controlling interest	(2,462)	(1,369)

Total	$33,099	$(9,340)

Fixed Charges:
Interest cost and debt expense	$23,663	$18,686
Interest capitalized	2,840	2,489
Interest allocable to rental expense(3)	1,065	879

Total fixed charges	27,568	22,054
Preferred dividends	21,503	—

Total fixed charges and preferred dividends	$49,071	$22,054

Ratio of earnings to fixed charges	1.20	— (5)

Ratio of earnings to fixed charges and preferred dividends	— (4)	N/A

(1)	Includes a non-cash gain recognized on derivatives of $1.2 million for the three months ended March 31, 2014.
(2)	Includes a non-cash loss recognized on derivatives of $13.7 million and a $26.6 million loss on early extinguishment of debt for the three months ended March 31, 2013.
(3)	Represents one-third of the total operating lease rental expense, which is that portion, deemed to be interest.
(4)	The Partnership’s earnings were insufficient to cover its fixed charges and preferred dividends by $16.0 million for this period.
(5)	The Partnership’s earnings were insufficient to cover its fixed charges by $31.4 million for this period.